Exhibit 12.1

Statement of Calculation of Ratio of Earnings (Loss) to Fixed Charges

(in thousands, except ratios)

	Fiscal Year ended December 31,					Fiscal Quarter Ended
	2007	2008	2009	2010	2011	March 31, 2012
Calculation of Earnings
Income (loss) before income taxes	$3,051	$(16,379)	$(11,291)	$(1,798)	$(7,489)	$(8,742)
Fixed charges (see below)	$—	$15	$394	$294	$250	$351

Total earnings	$3,051	$(16,364)	$(10,897)	$(1,504)	$(7,239)	$(8,391)

Fixed Charges
Interest expense	$—	$15	$294	$191	$155	$194
Amortization of capitalized interest	$—	$—	$100	$103	$95	$157

Total fixed charges	$—	$15	$394	$294	$250	$351

Ratio of earnings (loss) to fixed charges	N/A	(1,106.16)	(27.64)	(5.11)	(28.93)	(23.90)
Deficiency of earnings to fixed charges	N/A	$16,379	$11,291	$1,798	$7,489	$8,742